
10013212

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission file number 001-31946

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HOSPIRA
401(k) RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hospira, Inc.
275 North Field Drive
Lake Forest, IL 60045

FINANCIAL STATEMENTS AND
AUDITOR'S REPORT
HOSPIRA 401(k) RETIREMENT SAVINGS PLAN
DECEMBER 31, 2009 AND 2008

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory
Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com

To the Participants, Plan Administrator, and Board of Review
Hospira 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Hospira 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as



of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
June 24, 2010

Hospira 401(k) Retirement Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008
(Dollars in thousands)

	2009	2008
Assets		
Cash	$ 401	$ -
Investments, at fair value (see Notes B and C)	1,077,132	896,787
Receivables:		
Employer contributions	262	-
Employee contributions	258	-
Due from brokers	-	23
Total receivables	520	23
Net Assets Available for Benefits at Fair Value	1,078,053	896,810
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,709	7,190
NET ASSETS AVAILABLE FOR BENEFITS	$1,080,762	$ 904,000

The accompanying notes are an integral part of these statements.

Hospira 401(k) Retirement Savings Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2009
(Dollars in thousands)

Additions	
Contributions	
Employer	$ 35,747
Participant	42,130
Total contributions	77,877
Investment income	
Net appreciation in fair value of investments	188,794
Interest and dividends	14,808
Net investment income	203,602
Total additions	281,479
Deductions	
Benefits paid to participants	104,173
Other expenses	544
Total deductions	104,717
NET INCREASE IN NET ASSETS	176,762
Net assets available for benefits	
Beginning of year	904,000
End of year	$1,080,762

The accompanying notes are an integral part of this statement.

(Dollars in thousands)

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Hospira 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan operates as a cash or deferred arrangement 401(k) plan and was established effective May 1, 2004 in connection with the spin off of Hospira, Inc. ("Hospira") from Abbott Laboratories ("Abbott"). Employees of Hospira who were previously participants in the Abbott Laboratories Stock Retirement Plan automatically became participants in the Plan. Those employees' corresponding accounts and assets were transferred to the Plan. For those transferred participant accounts that were invested in Abbott stock at the time of the transfer, such amounts may continue to be invested in Abbott stock or be redirected by the participant to the other investment options described below. Participants may not, however, direct the investment of additional amounts into Abbott stock after the transfer. Additionally, as of December 1, 2005, Fiduciary Counselors Inc. was appointed as an independent fiduciary responsible for monitoring the suitability of both Abbott and Hospira stock under the Plan.

In general, United States employees not covered by a collective bargaining agreement of Hospira may voluntarily participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). JPMorgan Chase Bank, N.A. ("JPMorgan") serves as trustee of the Plan's trust.

Contributions and Vesting

Employer Contributions

Employer contributions to the Plan are made each payroll period and are equal to 5% of a participant's eligible compensation for participants who contribute at least 2% but less than 3% of their eligible compensation and are equal to 6% of a participant's eligible compensation for any participant who contributes at least 3% of his or her compensation. In addition, for any participant who, as of December 31, 2004, is both age 40 or older and employed by Hospira, an additional employer contribution shall be made each Plan year through 2009 for those participants who contribute at least 2% of their compensation, at a uniform percentage rate of eligible compensation to be determined by the Plan administrator, up to a maximum aggregate percentage amount of 15% for all Plan years. Employer contributions are invested each pay period according to the employee's investment elections.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Employee Contributions

Employees are eligible to make contributions on any entry date following their date of hire. Eligible employees electing to participate must contribute from 2% to 25% of their eligible compensation in multiples of one percent to the Plan, subject to certain limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions subject to certain limitations of the United States Internal Revenue Code ("IRC"). Eligible compensation is an employee's regular base pay, including overtime as well as sales bonuses, sales incentives, and sales commissions. Participants may choose to make their contributions from either pre-tax compensation (not to exceed 10% of compensation for highly compensated employees), after-tax compensation (not to exceed 25% of compensation), or both. The pre-tax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 401(k) of the IRC. Participant contributions may be invested in any or all of the investment options.

Eligible hired or rehired employees who have not provided their elections to participate in the Plan within 60 days of employment are automatically enrolled in the Plan and have their compensation automatically reduced for pre-tax contributions by a percentage elected by the administrator. In addition, participants contributing at least 3% in pre-tax contributions and reaching the statutory pre-tax limit will automatically have 3% of such contributions converted to after-tax contributions in order to still receive the employer contribution through the remainder of the Plan year. Those participants contributing only 2% in pre-tax contributions will have only 2% automatically converted to after-tax contributions. Total participant pre-tax and after-tax contributions may not exceed 25% of the participant's eligible compensation or IRS limits.

Participants may direct the trustee to sell all or a portion of the Hospira common stock held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are 100% vested in their accounts, including Employer contributions.

Distributions

Upon retirement, termination or death, participants or their beneficiaries receive a distribution in cash, to the extent they hold Hospira and/or Abbott stock in whole shares or as direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date, but distribution must be made before April 1 following the year the participant reaches age 70-1/2

NOTE A - DESCRIPTION OF THE PLAN - Continued

Distributions - Continued

or upon death, if earlier. Interest, dividends and other earnings will continue to accrue on such deferred amounts. Participants are permitted to withdraw their after-tax contributions and rollover contributions in shares or in cash, subject to certain limitations.

Participant Accounts

Each participant's account is credited with participant contributions, employer matching contributions, and allocations of fund earnings or losses. Certain participant accounts are subject to short-term trading fees and/or investment service fees.

Loans to Participants

Participants may borrow from their accounts amounts not to exceed the lesser of the current market value of the aggregated assets allocated to their pre-tax account, rollover account and employer contribution account or 50% of all of their Plan accounts up to $50,000, subject to Internal Revenue Service ("IRS") and Department of Labor's limitations and restrictions. Participants pay interest on such borrowings at an interest rate to be determined by the Plan's administrator. Loans, limited to one per participant, must be repaid within five years (or the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended beyond five years. Participants may have two loans outstanding if one of the loans is for purchasing a primary residence. Participants are not permitted to refinance loans. Repayment is made through periodic payroll deductions but may be repaid in a lump sum at any time. For employees leaving Hospira during the repayment period, the balance of the outstanding loan may continue to be repaid over the original loan period under the same terms.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("GAAP").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Basis of Accounting - Continued

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through the JPMorgan Stable Value Fund. As required, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.

Adoption of New Accounting Guidance

Effective January 1, 2008 the Plan adopted new accounting guidance from the Financial Accounting Standards Board ("FASB") covering fair value measurement. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Adoption of this guidance did not have a material impact on the Plan's financial statements.

The guidance establishes a three-tiered hierarchy of inputs to establish a classification of fair value measurements for disclosure purposes. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

<u>Level 1</u> inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

<u>Level 2</u> inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including:

(Dollars in thousands)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Adoption of New Accounting Guidance – Continued

1. Quoted prices for similar assets or liabilities in active markets.

2. Quoted prices for identical or similar assets or liabilities in inactive markets.

3. Inputs other than quoted prices that are observable for the assets or liabilities (including volatilities).

Level 3 inputs are unobservable for the asset or liability (including the entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability) and significant to the fair value measurement.

In 2009, the FASB issued updates to the initial fair value measurements and disclosures guidance that covered determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. Such guidance expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table to be determined on the basis of the nature and risks of the investments.

In September 2009, the FASB amended the fair value measurements and disclosures for investments in certain entities that calculate net asset per share (or its equivalent). The amendment is effective for the first reporting period ending after December 15, 2009 and expands the required disclosures for certain investments with a reported net asset value ("NAV"). The Plan has adopted both changes to the fair value measurements and disclosures guidance on a prospective basis for the year ended December 31, 2009. Adoption did not have a material impact on the fair value determination and disclosure of applicable investments. The effect of the adoption had no impact on the statements of net assets available for benefits and statements of changes in net assets available for benefits.

In January 2010, the FASB amended the fair value measurements and disclosures by adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. This amendment is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact this amendment will have on the financial statements.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Adoption of New Accounting Guidance – Continued

In July 2009, the FASB established the FASB Accounting Standards Codification ("ASC") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The ASC supersedes all existing non-SEC accounting and reporting standards and is not intended to change GAAP. The use of the ASC was effective for financial statements issued for periods ending after September 15, 2009.

In May 2009, new accounting and disclosure requirements for subsequent events were incorporated into U.S. generally accepted accounting principles. These requirements introduce new terminology, define a date through which management must evaluate subsequent events, and list the circumstances under which an entity must recognize and disclose events or transactions occurring after the statement of financial position date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation

Plan management uses the following methods and significant assumptions to estimate fair value of investments:

Mutual funds: Valued at the NAV of shares held by the Plan at year end, which is obtained from an active market.

Common stock: Valued at the closing price reported on the active market on which the security is traded.

Collective trust funds: Valued at the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shared outstanding. The NAV's unit price is quoted on a private market that is not active.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Investment Valuation - Continued

Guaranteed investment contracts ("GICs"): Valued by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Short-term investment fund: Valued using $1 for the money market's NAV.

Wrapped bond fund: Valued based on the representative quoted market prices of the bonds or bond fund and active market quotes for government issued securities. The fair values of the associated wrap contracts, are determined using the market approach discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged, the difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end.

Participant loans: Valued at their outstanding balances, which approximates fair value.

The following tables present the Plan's investments by level within the fair value hierarchy as of December 31, 2009 and 2008 (dollars in thousands):

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation – Continued

Description (dollars in thousands)	December 31, 2009	Fair Value Measurements at Reporting Date, Using: Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Common				
Abbott	$ 256,748	$ 256,748	$ -	$ -
Hospira	155,894	155,894	-	-
Total common stock	412,642	412,642	-	-
Mutual Funds				
Large Cap Value Fund	14,983	14,983	-	-
Bond Fund	37,711	37,711	-	-
Large Cap Growth Fund	51,372	51,372	-	-
International Equity Fund	84,300	84,300	-	-
Small Cap Growth Fund	17,145	17,145	-	-
Mid Cap Value Fund	18,948	18,948	-	-
Total mutual funds	224,459	224,459	-	-
Collective trust funds – Index funds (a)	251,741	-	251,741	-
JPMorgan Stable Value				
Guaranteed investment contracts	20,272	-	-	20,272
Wrapped bond fund	81,458	-	81,458	-
Treasury notes	238	238	-	-
Short-term investment fund	52,618	-	52,618	-
Total JPMorgan Stable Value	154,586	238	134,076	20,272
Participant loans	33,704	-	-	33,704
	$ 1,077,132	$ 637,339	$ 385,817	$ 53,976

The collective trust funds are comprised of several index funds which do not have a readily determinable fair value and are valued at their December 31, 2009 net asset value per share as provided by the funds' administrators. The following provides additional information regarding these funds:

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation – Continued

(a) The investment strategy of these index funds is to match or outperform benchmark indices. The underlying asset allocation of a fund becomes more conservative as a participant approaches retirement, as well as to maintain an optimal portfolio construction. A redemption restriction exists for the SSgA S&P 500 Fund, Class C fund with a fair value of $57,403 in the form of an accumulated withdrawal right. Under this restriction, the Plan may accumulate an amount equal to 4% per month of holdings that would be eligible for redemption at the NAV. The 4% per month accumulates whether or not the Plan elects to redeem the eligible portion accrued. As of December 31, 2009, 40% of the holdings were eligible for redemption and it is expected that the holdings will be fully redeemable in April 2011.

		Fair Value Measurements at Reporting Date, Using:		
Description (dollars in thousands)	December 31, 2008	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Common stock	$ 385,503	$ 385,503	$ -	$ -
Mutual funds	149,503	149,503	-	-
Collective trust funds	179,785	-	179,785	-
JPMorgan Stable Value				
Guaranteed investment contracts	45,528	-	-	45,528
Wrapped bond fund	74,251	395	73,659	197
Short-term investment fund	28,073	-	28,073	-
Participant loans	34,144	-	-	34,144
	$ 896,787	$ 535,401	$ 281,517	$ 79,869

The following table includes a summary of changes in the fair value of the Plan's Level 3 investments for the year ended December 31, 2009 (dollars in thousands):

	Wrapped Bond Fund	Guaranteed Investment Contracts	Participant Loans
Balance, beginning of year	$ 197	$ 45,528	$ 34,144
Net depreciation in fair value	(197)	(347)	-

Purchases, sales, issuances, and settlements (net)	-	(24,909)	(440)
Balance, end of year	$ -	$ 20,272	$ 33,704

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Income

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

Hospira pays most of the usual and reasonable expenses of the Plan and the Plan administrator. Participants are charged transaction fees for loan and withdrawal processing. Fund investment fees are charged against the net assets of the respective fund.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan has entered into benefit-responsive investment contracts with various financial services institutions through the JPMorgan Stable Value Fund (the "Stable Value Fund"). The contracts are held in the Stable Value Fund in a separate account and are managed by JPMorgan. The account is credited with participant contributions to the Stable Value Fund and earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by JPMorgan.

The Plan has entered into traditional GIC contracts through the Stable Value Fund. The GIC issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The Plan has no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rates are fixed rates on fixed maturity contracts.

The Plan has also entered into synthetic investment contracts (synthetic GICs) through the Stable Value Fund. A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate term fixed

NOTE C - INVESTMENT CONTRACTS WITH INSURANCE COMPANIES -Continued

income securities. The Stable Value Fund purchases wrapper contracts from financial services institutions. Synthetic GICs credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the applicable interest rate on a prospective basis. Synthetic GICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate can not result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate can be adjusted periodically and is adjusted quarterly, but in no event is the crediting rate less than 0%.

Certain events limit the ability of the Plan to transact at contract value with the issuers. Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to Plan's prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The traditional GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity dates. However, the synthetic GICs generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement. The issue may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long term credit rating below a threshold set forth in the contract; is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, all of the synthetic GIC contracts have been negotiated to have "contingency coverage," that would allocate the book and market value proportionately among the remaining wrap providers in the event that another book value wrap contract is terminated for any reason. All other terms and conditions of the remaining contracts, including fees, would continue to apply without amendment.

NOTE C - INVESTMENT CONTRACTS WITH INSURANCE COMPANIES - Continued

The Plan may seek to add additional issuers over time to diversify the Plan's exposure to such risk, but there is no assurance that the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer.

Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (i.e., replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

As described in Note B, because the GICs and synthetic GICs in the Stable Value Fund are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GICs in the Stable Value Fund. Contract value, as reported by JPMorgan, represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Stable Value Fund at contract value.

	2009	2008
Average yields:		
Based on actual earnings	2.99%	5.13%
Based on interest rate credited to participants	2.22	3.60

NOTE D - INVESTMENTS

The following investments represented 5% or more of the Plan's net assets at December 31, 2009 and 2008 (dollars in thousands):

	2009	2008
Abbott common stock	$256,748	$287,693
Hospira common stock	155,894	97,810
JPMorgan Chase Bank Intermediate Bond Fund*	81,214	73,452
American Funds EuroPacific Growth Fund	84,300	53,253
SSgA S&P 500 Fund	57,403	n/a

*Contract value of JPMorgan Chase Bank Intermediate Bond Fund, the wrapped bond fund, is $84,587 and $82,639 at December 31, 2009 and 2008, respectively.

During 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (dollars in thousands):

Mutual funds	$ 49,280
Collective funds	83,295
Common stock	56,219
Net appreciation	$188,794

NOTE E - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investments securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE F - RELATED-PARTY TRANSACTIONS

Certain Plan assets are managed by JPMorgan and its affiliates; therefore, these transactions qualify as party-in-interest. A significant portion of the Plan's assets is invested in Hospira common stock.

NOTE G - PLAN TERMINATION

Although it has not expressed any intent to do so, Hospira has the right to discontinue its contributions or terminate the Plan in accordance with ERISA and the IRC. In the event that the Plan is terminated, the trustee would distribute to each participant the value of their account as determined by the terms of the Plan.

NOTE H - TAX STATUS

The IRS has determined and informed Hospira, by a letter dated November 6, 2008, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since the applicable date of the determination letter. However, the Plan administrator believes that the Plan, in all material respects, is designed and is currently being operated in accordance with the applicable requirements of the IRC.

NOTE I - RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008 (dollars in thousands):

NOTE I - RECONCILIATION TO FORM 5500 - Continued

	2009	2008
Net assets available for benefits per the financial statements	$1,080,762	$904,000
Adjustment from contract value to fair value for interest in synthetic GICs relating to fully benefit-responsive investment contracts	(3,374)	(8,390)
Net assets available for benefits per the Form 5500	$1,077,388	$895,610

The following is a reconciliation of net increase per the statement of changes in net assets available for benefits for the year ended December 31, 2009 to the Form 5500 (dollars in thousands):

Net increase per the financial statements	$ 176,762
Current year adjustment from contract value to fair value for interest in synthetic GICs relating to fully benefit responsive investment contracts	(3,374)
Prior year adjustment from contract value to fair value for interest in synthetic GICs relating to fully benefit responsive investment contracts	8,390
Net income per the Form 5500	$181,778

Investments in synthetic GICs (wrapped contracts) are required to be reported at fair value on the Form 5500, while traditional GICs are required to be reported at contract value. As of December 31, 2009 and 2008, the Plan held synthetic GICs and traditional GICs.

(Dollars in thousands)

NOTE J – SUBEQUENT EVENTS

Effective January 1, 2010, the amount of employer contributions made by the employer shall be in accordance with the following schedule:

If the employee contribution (as a percentage of compensation) is:	The employer contribution (as a percentage of compensation) will be:
2%	5.0%
3%	6.0%
4%	6.5%
5% or more	7.0%

Effective April 26, 2010, the Plan will accept Roth elective contributions made on behalf of participants. In addition, the Plan will allow for hardship withdrawals, as determined by the Plan administrator.

Effective October 22, 2010 ("Divestment Date") the Plan will hold no Abbott stock. Any Abbott stock remaining in a participant's account as of the Divestment Date shall be sold and the proceeds reinvested in a default investment fund.

Hospira has evaluated subsequent events from December 31, 2009 through the date these financial statements were available to be issued. Except as described above, there were no subsequent events that require recognition or additional disclosure in these financial statements.

SUPPLEMENTAL SCHEDULE

Hospira 401(k) Retirement Savings Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2009
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
Abbott Laboratories, common shares,				256,748
*Hospira, Inc., common shares				155,894
Mutual funds				
Lord Abbett Affiliated, Class Y				14,983
Western Asset Core Plus Bond Portfolio				37,711
American Funds Growth Fund of America, Class R5				51,372
American Funds EuroPacific Growth Fund, Class R5				84,300
Buffalo Small Cap,				17,145
AllianceBernstein Small-Mid Cap Value, Class I				18,948
Collective Funds				
*JPMorgan SmartRetirement 2010, Class C				16,664
*JPMorgan SmartRetirement 2015, Class C				20,691
*JPMorgan SmartRetirement 2020, Class C				38,279
*JPMorgan SmartRetirement 2025, Class C				36,367
*JPMorgan SmartRetirement 2030, Class C				31,653
*JPMorgan SmartRetirement 2035, Class C				18,485
*JPMorgan SmartRetirement 2040, Class C				15,016
*JPMorgan SmartRetirement 2045, Class C				9,000
*JPMorgan SmartRetirement 2050, Class C				5,967
*JPMorgan SmartRetirement Income, Class C				2,216
SSgA S&P 500 Fund, Class C				57,403
*JPMorgan Stable Value Fund				
Guaranteed investment contracts				
Jackson National Life Insurance Co.	4.34	04/15/10		3,689
Jackson National Life Insurance Co.	4.55	02/16/10		1,215
Monumental Life Insurance Co.	4.53	07/01/10		3,692
Principal Life Insurance Co.	5.63	05/30/11		3,652
Principal Life Insurance Co.	4.32	02/16/10		3,698
Prudential Asset Management Co.	4.42	08/15/10		3,661

Hospira 401(k) Retirement Savings Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - (Continued)
As of December 31, 2009
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
*JPMorgan Stable Value Fund - Continued				
Wrapped bonds and bond fund				
JPMorgan Chase Bank Intermediate Bond Fund				81,214
U.S. Treasury note	2.875	06/30/10		66
U.S. Treasury note	2.375	08/31/10		41
U.S. Treasury note	2.00	09/30/10		101
U.S. Treasury note	1.50	10/31/10		30
JPMCB Liquidity Fund				244
Natixis Financial wrap contract	2.74			-
Royal Bank of Canada wrap contract	2.74			-
State Street Bank wrap contract	2.74			-
*Short-term investment fund				
JPMCB Liquidity Fund				52,618
Cash				401
*Loans to participants, 3.25% to 9.50%				33,704
				$ 1,076,868

*Represents a party-in-interest.

(a) Cost information omitted as all investments are fully participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hospira 401(k) Retirement Savings Plan
(Name of Plan)



Date: June 24, 2010

Kenneth F. Meyers,
Senior Vice President of Organizational Transformation and People Development

Index to Exhibit

EXHIBIT NUMBER	
23.1	Grant Thornton LLP Consent of Independent Registered Public Accounting Firm



Exhibit 23.1

Audit • Tax • Advisory
Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 24, 2010, with respect to the financial statements and supplemental schedules of Hospira 401(k) Retirement Savings Plan on Form 11-K for the year ended December 31, 2009. We hereby consent to the incorporation by reference of said report in the Registration Statements of Hospira, Inc. on Form S-8 (File Numbers 333-120074 and 333-115058, effective October 29, 2004 and April 30, 2004, respectively).

Grant Thornton LLP

Chicago, Illinois
June 24, 2010